

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

> **Re: NorthView Acquisition Corporation**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed January 16, 2024**
> **File No. 333-269417**

Dear Jack Stover:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

Amendment No. 6 to Registration Statement on Form S-4 filed January 16, 2024

Impact of the Business Combination and Convertible Securities on New Profusa's Public Float, page 7

1. We note your disclosures in this tabular presentation and elsewhere in the filing that the shares to be issued under the Convertible Bridge Loan and NorthView Working Capital loans will be converted at prices substantially below the redemption price. We also note your disclosure on page 160 that New Profusa is seeking to issue and sell 500,000 shares of New Profusa Common Stock in exchange for $2.0 million in proceeds, which implies a per share price of $4.00. Please more fully address these transactions, including under risk factors, since the conversion rates and PIPE pricing seem to indicate the redemption price exceeds the fair value of the shares being issued. In addition, reconcile your disclosure regarding your PIPE on page 160 to your disclosure on page xviii that "NorthView expects that there will be no material differences between the terms and price of securities

issued at the time of the IPO and the securities issued to any PIPE investors at the time of the Business Combination . . . ."

Revenue Assumptions, page 132

2.   We note your response to prior comments 3 and 4. Please expand your disclosure to discuss your calculation of the potential penetration rates for your Lumee Glucose and Lumee Oxygen products, including any relevant assumptions underlying such calculations. Please also revise footnote 11 on page 133 to provide an updated website address relating to your expected growth rate for Lumee Glucose for 2025.

Description of the Transactions, page 159

3.   We note your revised disclosure in response to prior comment 6 that several draft term sheets for a possible ELOC and Convertible Note with Arena were exchanged and discussed between August 15, 2023 and September 11, 2023. Please expand your disclosure relating to the evolution of the proposed financing arrangement, including whether any changes were made to material terms of the proposed financing, the reasons for such terms, each party's position on such issues, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms and conditions.

Unaudited Pro Forma Condensed Combined Financial Information, page 159

4.   On page 162 as part of the pro forma financial information, you discuss a $2.0 million loan agreement with Arena. In other disclosures, including on pages xvii and 120, the disclosures related to Arena refer to different amounts, specifically a $3.3 million drawdown at close. Please summarize the terms of the financing arrangements with Arena in your pro forma financial information, how you determined the amounts that should be reflected related to these arrangements in your pro forma financial information, and your basis for reflecting the Arena transactions in your pro forma financial information if the arrangements have not yet been finalized.

5.   We note your response to prior comment 9 and have the following comments:

    • Article 11 of Regulation S-X has been revised to eliminate the requirement that pro forma adjustments to the statement of operations have a continuing impact on consolidated results of operations and adjustments for non-recurring items are now required in the pro forma consolidated statement of operations if they represent transaction adjustments related to the merger. Accordingly, we reissue our prior comment; and

    • Specifically address how you are accounting for the Inducement Shares issued in connection with the Senior Convertible Promissory Notes and the Working Capital loan.

6. We note your response to prior comment 6. With reference to the specific terms of the JV agreement, the license agreement and the authoritative literature you are relying on, please more fully explain why you believe the $6 million represents consideration for the sale of a 60% interest in the JV rather than revenue recognized pursuant to ASC 606.

Results of Operations
Comparison of the Nine months Ended September 30, 2023 to the Nine months Ended September 30, 2022
Government grant revenue, page 248

7. We note your disclosure that government grant revenue increased from $0 to $0.03 as a result of the Company "beginning work on a subcontract to evaluate a continuous wireless biosensing technology, the Lumee Oxygen product, to provide clinical data in a sepsis clinical study." In an appropriate place in your filing, please describe the material terms of this subcontract, and file any related agreement(s) as an exhibit to your registration statement, if material to your business.

Liquidity and Capital Resources, page 250

8. We note your response to prior comment 11 that Profusa entered into a Note Purchase Agreement on November 29, 2023 that provides for the issuance of up to $3 million of senior secured promissory notes of Profusa and that a total principal amount of notes of $1.2 million has been issued under the Note Purchase Agreement to date. Please revise to clearly state this in your disclosure.

Certain Relationships and Related Person Transactions, page 259

9. We note your revised disclosure in response to prior comment 12 relating to the amendment to the binding term sheet for the APAC Joint Venture, which we reissue in part. Please revise to clearly specify material terms of the amended term sheet, including the termination provision.

10. We acknowledge your revised disclosure in response to prior comment 13, which we reissue in part. While we note your disclosure on page 245 and elsewhere that the original maturity date of the loan was extended to March 31, 2024, we also refer to your disclosure on page F-55 that the maturity date was extended to March 31, 2023. Please revise to address this inconsistency. Please also file the loan agreement as an exhibit to the prospectus or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

Management of New Profusa after the Business Combination, page 274

11. We note your revised disclosure in response to prior comment 14. Please revise to include disclosure describing Ben C. Hwang's and Rajesh Asorpota's business experience during the past five years and briefly discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that the person should serve as your director. With

respect to the other individuals listed in this section, please provide substantially similar disclosure to that requested above, or provide a cross-reference to this disclosure elsewhere in the filing.

Exhibits

12.   We note your exhibit 10.8. Please refile your exhibit to ensure it is in the proper text-searchable format. See Item 301 of Regulation S-T.

General

13.   Please address the following issues related to your investor presentation filed January 29, 2024:

- We note that slide 10 of your investor presentation filed January 29, 2024, addressing the "large unmet need," includes estimates for certain patient populations in the Oxygen Market that do not appear to be consistent with the total addressable patient population numbers in your table on page 134 of your filing. Please tell us the reason for this inconsistency, or revise for consistency.

- We note slide 17 discussing "Use of Proceeds," and slide 19 discussing your transaction overview, including illustrative sources and uses. We also note your disclosure in your registration statement that "For more information regarding the sources and uses of the funds utilized to consummate the Transactions, please see the section entitled 'Proposal 1—The Business Combination Proposal—The Merger Agreement—Merger Consideration'." However, the disclosures in your slides do not appear to be included in your registration statement. Please provide corresponding disclosure in your registration statement or explain why you have omitted this information from your registration statement.

14.   We note your disclosure that "[a]s of September 30, 2023, substantially all of the assets held in the Trust Account were held in mutual funds that invest in U.S Treasury Securities." Given that the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ralph V. De Martino, Esq.